UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35091 / January 17, 2024

In the Matter of

NUVEEN ENHANCED FLOATING RATE INCOME FUND
NUVEEN FUND ADVISORS, LLC
NUVEEN SECURITIES, LLC
NUVEEN ASSET MANAGEMENT, LLC
333 West Wacker Drive
Chicago, Illinois 60606

(812-15530)

ORDER UNDER SECTIONS 6(c) AND 23(c)(3) OF THE INVESTMENT COMPANY ACT
OF 1940 (THE "ACT") GRANTING AN EXEMPTION FROM CERTAIN PROVISIONS OF
RULE 23c-3 UNDER THE ACT

Nuveen Enhanced Floating Rate Income Fund, Nuveen Fund Advisors, LLC, Nuveen Securities,
LLC, and Nuveen Asset Management, LLC filed an application on December 6, 2023.
Applicants requested an order under sections 6(c) and 23(c)(3) of the Act for an exemption from
certain provisions of rule 23c-3 under the Act. The order would permit certain registered closed-
end management investment companies to make repurchase offers on a monthly basis.

On December 22, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 35081). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that the proposed purchases will be made in a manner or on a basis which does
not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly, in the matter of Nuveen Enhanced Floating Rate Income Fund, Nuveen Fund Advisors, LLC, Nuveen Securities, LLC, and Nuveen Asset Management, LLC (File No. 812-15530),

IT IS ORDERED, under sections 6(c) and 23(c)(3)of the Act, that the requested exemption from certain provisions of rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.